Exhibit (a)(5)(CLXLii)

FINAL TRANSCRIPT

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

ORCL - Q2 2005 Oracle Earnings Conference Call

Event Date/Time: Dec. 13. 2004 / 7:00AM ET
Event Duration: 1 hr 3 min

FINAL TRANSCRIPT

ORCL - Q2 2005 Oracle Earnings Conference Call

CORPORATE PARTICIPANTS

Nancy Lee

Oracle Corporation - Senior Manager Investor Relations

Larry Ellison

Oracle Corporation - CEO

Charles Phillips

Oracle Corporation - President

Harry You

Oracle Corporation - EVP & CFO

Unknown Speaker

Oracle Corporation

CONFERENCE CALL PARTICIPANTS

Heather Bellini

UBS - Analyst

Adam Holt

JP Morgan - Analyst

Jason Maynard

Merrill Lynch - Analyst

John DiFucci

Bear Stearns - Analyst

Ross MacMillan

Morgan Stanley - Analyst

Brent Thill

Prudential - Analyst

Brad Reback

CIBC World Markets - Analyst

[TRANSCRIPT HAS BEEN REDACTED TO REMOVE STATEMENTS UNRELATED TO ORACLE’S TENDER OFFER]

PRESENTATION

Operator

Good day, everyone, and welcome to today’s Oracle Corporation first quarter results conference call. Today’s conference is being recorded. At this time I would like to introduce Oracle Corporation Investor Relations Senior Manager, Nancy Lee. Ms Lee, please go ahead.

Nancy Lee - Oracle Corporation - Senior Manager Investor Relations

Thank you, operator. Good morning, everyone, and welcome to Oracle Corporation fiscal second quarter 2005 earnings conference call. I would like to introduce to Chief Executive Officer Larry Ellison, Executive Vice President and Chief Financial Officer Harry You and President Charles Phillips. Today’s call will begin with Larry and Charles discussing the announcement on PeopleSoft followed by Harry reviewing the key financial results and Charles covering the state of the Company. The discussion will then be followed by a Q&A session. Before we begin I appreciate your patience as I review the required Safe Harbor and tender offer statements. Our discussion may include predictions, estimates or other information that might be considered forward-looking. While these forward-looking statements represent our best current judgment on what the future holds they are subject to risks and uncertainties that could cause actual results to differ materially. Throughout today’s discussion we will attempt to present some important factors relating to our business that may affect our predictions. You should also preview our most recent form 10(K) and form 10(Q) for a more complete disclosure of risk factors. Please note that the Safe Harbor statement does not apply to statements regarding the tender offer. The solicitation and the offer to buy PeopleSoft common stock is only made pursuant to the offer to purchase and related materials that Oracle Corporation and Pipper Acquisition Corp filed on June 9, 2003 as amended and restated on November 3, 2004 and as subsequently amended. Stockholders should read the amended and restated offer to purchase and related materials carefully because they contain important information including the terms and the conditions of the offer. Stockholders can obtain the amended and restated offer to purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston, the dealer manager for the offer, from MacKenzie Partners, the information agent for the offer or from Oracle Corporation. I will now turn the call over to Larry.

Larry Ellison - Oracle Corporation - CEO

Good morning, everyone. We originally scheduled this call to discuss the results of our second quarter. It was a great quarter with

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FINAL TRANSCRIPT

ORCL - Q2 2005 Oracle Earnings Conference Call

earnings up 32% and earnings per share up 35%. The real highlight of the quarter was the 57% growth in our applications business. But as you now know we have some even bigger news about our application business to announce here this morning. Late yesterday evening Oracle and PeopleSoft entered into a definitive merger agreement. We expect that this merger will be pro forma accretive 1 cent in Q4 of this year, FY ‘05, and 2 cents per quarter or 8 cents per year in FY ‘06 and a bit better in FY ‘07. We also have a goal of being GAAP neutral in FY ‘06 and slightly GAAP accretive in FY ‘07. However we do not have a formal GAAP forecast for you now and won’t have one until we get further down the road in this merger process. For those of you curious how this deal came together I thought I would fill you in on that a bit. Both companies were ready to proceed with litigation in Delaware on Monday and the trial teams were ready to complete the remainder of the trial. Over the weekend, however, Oracle was approached by a representative of PeopleSoft who indicated that the board was interested in resolving the matter and negotiating a deal. Oracle’s acquisition committee and the board met several times over the course of the weekend to consider the matter and additional new information and the parties were ultimately able to sign a deal late sunday night. Finally, it goes without saying that as a part of the consummation of this merger the outstanding lawsuits between the two companies will be dismissed. In cooperation with PeopleSoft over the weekend we were able to analyze this transaction a little better because they were willing to share with us very detailed financial information during the last several days. This additional information was helpful and gave us more confidence in the valuation assumptions of the merger.

For us there is tremendous value getting this deal done now as we believe we have significant momentum in our application business coming off a very strong applications quarter and we think the economy and general IT spending is improving. This merger works because more application customers increases our ability to invest in application development. We intend to enhance PeopleSoft 8 and development a all new version of the PeopleSoft product, PeopleSoft 9. We intend to enhance J. D. Edwards five and develop an all new version of the J. D. Edwards product line, J. D. Edwards 6. We also intend to design and merge PeopleSoft J. D. Edwards Oracle application suite with the features necessary to enable easy migration from whatever product you are currently running. Finally, we think this deal dramatically improves our ability to sell in the applications marketplace. We will after the merger is complete have a larger dedicated applications sales force, a larger install base of application customers to sell to and more and more dedicated partners to help us sell. Okay, with that I am going to turn it over to Charles Phillips for his comments.

Charles Phillips - Oracle Corporation - President

Thanks. We had a lot of time to plan for this transaction and we are eager to get in front of PeopleSoft customers to make sure they understand the substantial benefits they will reap from this transaction. Our business is about relationships, service and innovative technology. We will definitely inherit more relationships and we will build on them by providing superior service and technology. Over the course of the last 18 months we’ve met with many PeopleSoft customers via user group meetings, one on one conversation and advisory boards. They have given us plenty of good ideas to help make this a win win for them and for us. So what have they told us? They want global service and a strong partner they can count on for the long-term. They want fewer suppliers and one-stop shopping for a wider range of products. They also want applications optimized for their technology infrastructure which is, of course, something fundamental to our strategy. And they also want an applications vendor with a critical mass to go the next step and invest in vertical and line of business functionality. Just to summarize why PeopleSoft customers have grown more supportive of this transaction each month. They will receive global support. New software companies can provide 24 by seven support in 190 countries. They have the right to a free module for module swap into the Oracle E-Business suite, a more modern architecture, whenever they see fit. There is no rush. We will continue to develop the PeopleSoft products. We will support their existing environments including other database products. We will provide the global support and an expanded set of services they are looking for.

The other area where we have a huge opportunity is with partners. We been trying to deepen our relationships with systems integrators over the last year, in particular IBM, Accenture and EDS. As you know these partners have substantial influence with customers. By doubling the size of our install base we have their attention. In fact they’ve been planning with us in anticipation of a new Oracle with substantially more clout in the industry. Just last month we hosted 17 of IBM’s 19 industry leaders at Oracle headquarters to brainstorm on opportunities now and in the future as Oracle gets larger in the applications business. Last week at Oracle OpenWorld EDS flew its top management team to San Francisco to meet with our management team to discuss a strategic partnership. Likewise the ISV community has figured that out, that Oracle translate to opportunity. We’ve increased the number of ISVs running on our platform and connected to our applications by 15% year-to-date. This (inaudible) ISVs especially in the HR arena. PeopleSoft had over 200 ISPs add-ons to its product line. This ordeal has been in the headline news in the industry for the year. We have the industry’s attention and we plan to capitalize on that and build lasting relationships with customers and with partners that will translate to higher returns for Oracle shareholders. In short this is a major turning point for the enterprise software industry. Harry will now go over the financial results for the quarter.

[Redacted]

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QUESTION AND ANSWER

Operator

Great, thank you. (Caller Instructions) We’ll take our first question from Heather Bellini with UBS.

Heather Bellini - UBS - Analyst

Hi, good morning. Actually 2 quick questions. One, Charles, I think if you could update us on what your assumptions are regarding client retention of PeopleSoft maintenance contracts? And then the second question would be the strength that you guys saw this quarter, aside from it being due to maybe push outs from prior quarters how much of this do you attribute to, you know, the typical end of year budget flush or how much of it is due to your just better competitive positioning?

Charles Phillips - Oracle Corporation - President

Okay. On the first question, we’ve been fairly conservative on the churn rate and it’s beyond what we witness at PeopleSoft to date. So it was in the double digits and I think that’s where we will leave it. On your second question I don’t think it’s any unusual budget flush. These deals were pending for awhile. We told you last quarter we had deals pending, just a matter of execution and timing as I mentioned in my commentary.

Harry You - Oracle Corporation - EVP & CFO

Heather, I’d add to Charles comments relative to what Larry said at the outset is one of the things that we were favorably impressed by is the profitability of the PeopleSoft maintenance and support revenue and earnings streams and that factored into our analysis over the last handful of day. We’ve remained conservative as Charles said about our retention assumptions. Once again we will go through all these assumptions in detail at the analyst conference on January 26th after we close the transaction and have a chance to refine our assumptions.

[Redacted]

Adam Holt - JP Morgan - Analyst

Good morning. I know you’re going to gives us further detail at the analyst day of coming, it sounds like, in terms of the particulars of the transaction, but I was hoping you could maybe give a little bit more detail on some of the assumptions that you are using to get to the accretion targets for fiscal ‘06?

Harry You - Oracle Corporation - EVP & CFO

I think, Adam, if you generally look at the broader assumptions we have assumptions that are probably more conservative relative to some of the assumptions that came out in the trial earlier. But assumptions which are more favorable, as I mentioned, in terms what we’ve learned recently, in particular about the profitability of the PeopleSoft maintenance and support revenue streams. We’ve been conservative just to be more detailed in terms of, you know, what we expect happens to license revenues, as Charles said. We are being conservative in terms of what we expect to retain in terms of maintenance revenues. And we sort of did sort of modeling that you would expect relative to how consulting revenues with a lag might, you know, moderate as license revenues diminish over time as we look at the merger of the products as Larry and Charles described. We are looking at a 1 billion plus restructuring reserve. I think if you look at amortization of intangibles obviously this is a big assumption that we are going to get into in more detail in the next few weeks but I think, you know, something not dissimilar to what you saw relative to PeopleSoft acquiring J. D. Edwards would be appropriate. We expect to reduce the combined company R&D by a good amount. Let’s, I think just for sake of your assumptions, let’s call it in the 150 to $200 million range which we believe at the same time will allow us to go through and maintain the best of the best from PeopleSoft, to go ahead with PeopleSoft version nine. The sales and marketing area will see some reasonably good sized reductions on a quarterly basis. Charles obviously has to work through all that stuff but we want to retain the best PeopleSoft salespeople because we are very respectful of their client relationships and we feel this is where there is significant value-added in the transaction. Finally on the G&A side, I apologize, Adam, for not being more specific but I think as you can imagine the combined company G&A will only be marginally higher than Oracle standalone as we modeled it and this is why, you know, we get to the broad parameters which Larry described. And we will give you more detail, in particular I think just so you understand on a GAAP front, Larry provided our objective and we wanted to be conservative about what we stated and describe it as a goal because clearly there’s some pretty large and significant accounting assumptions that have to get finalized as we close the transaction and as we understand the financials in more detail. But I think we are very excited and Larry and Charles should comment in terms of, you know, what the prospects are for the combined entity and to be able to retain the best PeopleSoft people and to combine the entities and the products in a way that’s going to delight our customers.

Larry Ellison - Oracle Corporation - CEO

This is Larry, let me add a little bit to that. Harry mentioned $150 million, approximately $150 million reduction in R&D. Keep in mind that will be split between Oracle and PeopleSoft. So that’s not coming out of the PeopleSoft exclusively by any means. That’s split, not quite equally but close enough to equally between Oracle

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FINAL TRANSCRIPT

ORCL - Q2 2005 Oracle Earnings Conference Call

and PeopleSoft. On the sales and marketing side, our marketing budgets won’t go up very much but however our applications sales force will increase the capacity of our dedicated applications sales force worldwide by approximately 50% and you can conclude what you will about our expectations in our models in terms of how much additional applications we expect to sell. But those things — those two numbers are rather important. Again, marketing flattish, G&A flattish, sales — sales force increasing capacity by 50%. And in terms of development we are going to keep the PeopleSoft and J. D. Edwards development teams separate from the Oracle development team for some time to come. They will be working on enhancements, product enhancements to PeopleSoft eight and J. D. Edwards five and they will be developing an all new version of the PeopleSoft product, PeopleSoft nine, and an all new version of the J. D. Edwards products, J. D. Edwards 6. Simultaneously with that we will take some of the very senior designers from J. D. Edwards, PeopleSoft and Oracle and we will be designing a moderate — a next generation version that merges the features of all three of those suites of products, J. D. Edwards, PeopleSoft and Oracle. But again that product is some ways away and PeopleSoft customers should expect an upgrade from eight to nine before they entertain the idea of moving to the merged products.

[Redacted]

Jason Maynard - Merrill Lynch - Analyst

Hi. I’d like to kind of drill back in on the commentary around the PeopleSoft maintenance business. Maybe just share a little bit more color if you can in terms of what sort of the incremental information you did learn about it, was this maybe more related to assumptions around J. D. Edwards or was it PeopleSoft?

Larry Ellison - Oracle Corporation - CEO

It was really the revenue numbers and we are a little higher than we thought and the expense numbers were a little lower than we thought. So it was a more profitable business than our assumptions that we’ve made without having access to the actual data. Being in direct cooperation with them during the negotiations they provided us with more detailed information and it showed their maintenance business was even more profitable than we had assumed in our earlier models.

Jason Maynard - Merrill Lynch - Analyst

Is it fair to maybe make the assumption that some of the original churn rates were probably a little too conservative because customers were maybe unsure that there was going to be a PeopleSoft nine and now that you’ve been so public in committing to that product that we might want to be a little bit more optimistic.

Larry Ellison - Oracle Corporation - CEO

I wouldn’t say optimistic. We went from ultraconservative, I’d say. And I think we have to be ultra conservative when we’re just dealing with publicly available data rather than data — accurate data they were willing to share us — share with us. We started with an ultraconservative model based on assumptions and we just changed out those assumptions to actual data when we got our hands on the actual data once we entered into negotiations with PeopleSoft. I think our assumptions are still pretty conservative but it’s based on new and accurate information.

[Redacted]

Ross MacMillan - Morgan Stanley - Analyst

Thanks. Just a question on timing of some of the application releases. Do you have any update you can provide on when we are likely to see nine, PeopleSoft nine, J. D. Edwards six, and then if you can give us any time frame for when you think we might be starting to see a combined product actually come to market, that would be great.

Larry Ellison - Oracle Corporation - CEO

This is Larry. I think PeopleSoft nine will be coming out — again, keep in mind we are still at the guessing stages here but it would come out approximately the same time PeopleSoft was going to release PeopleSoft nine. There should be no impact on schedules as to the availability to PeopleSoft nine to PeopleSoft customers or J. D. Edwards six. ‘m not even sure there was going — a J. D. Edwards 6 planned by PeopleSoft. So those products will come out, let’s say, 18 months from now, approximately — you know, 12 to 24 months is a safer range. I don’t know exactly. And then the subsequent release, if you will, PeopleSoft ten, will likely be the merged product. But we will evaluate if we do — you know, we are going to be talking to customers, we are going to evaluate doing a PeopleSoft 10 as well. But we are committing to improving PeopleSoft eight, delivering a PeopleSoft nine and then going through the design process of that merged product. As of right now we would think if the PeopleSoft nine product is in the 12 to 24 month time frame, the merged product would be, let’s say, no earlier than, let’s say, 30 to 36 months out.

[Redacted]

Brent Thill - Prudential - Analyst

Thanks. Wonder if you could comment on how you believe the transaction will not reshape the competitive landscape with SAP?

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FINAL TRANSCRIPT

ORCL - Q2 2005 Oracle Earnings Conference Call

Larry Ellison - Oracle Corporation - CEO

Well we have — this is Larry. We have twice as many customers so we have an install base that’s twice as large as we used to have. We are by far the largest applications supplier in North America. So we are number 1 in north North America. We are number 1 in retail banking and a variety of other services industries so we are very strong in government, we’re very stong in education and healthcare, the combined company. So it’s going to give us real strength in specific industries. Very, very strong install base to sell into. Increased abilities to develop — invest in and develop applications because again we have more customers to amortize that engineering investment over. And finally we have a 50% larger sales force and partners, I think, who are going to basically split the difference. As you look at number 1 and number 2 in the applications business, SAP and Oracle, I don’t think these partners want to be wholly dependent upon SAP. So Oracle is exceptionally strong and the combined work with PeopleSoft companies is especially strong in certain industries, especially strong in North America. And the partners, I think, have an increased interest in working with us as well as SAP.

Brent Thill - Prudential - Analyst

Quick question for Harry. PeopleSoft’s guidance for next year Wall Street viewed as aggressive 5 to 10% growth and 20% operating margin. After sitting down is that numbers — do those feel more digestible after looking through their pipeline?

Harry You - Oracle Corporation - EVP & CFO

I think that, and we will give you more details next month, but I think our view of the numbers is more favorable than what you saw in the most recent consensus around PeopleSoft and I think, you know, what we are excited about is the prospect of working with our new colleagues at PeopleSoft in terms of how we create combined enterprise that’s more productive and profitable. And I’m sure there will be good opportunities working together to do even better in the future.

[Redacted]

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